



BiocharLife

WEFUNDER

Empowering Smallholder Farmers.
Healing Our Planet.

Matt Rickard, COO

















1 NO POVERTY | 2 ZERO HUNGER | 3 GOOD HEALTH AND WELL-BEING | 5 GENDER EQUALITY | 8 DECENT WORK AND ECONOMIC GROWTH | 13 CLIMATE ACTION | 15 LIFE ON LAND



The true cost

of crop burning



Air pollution contributes to an estimated 7 million premature deaths every year

Agricultural burning is a major contributor to this – PM2.5

Air pollution accounted for 8% of all deaths in Thailand in 2019

BiocharLife

Biochar removes carbon

For >1,000 years

BiocharLife

Partnering with smallholders



Biochar vs. burning to stop the smoke



Biochar: A highly efficient carbon removal method



Abundance of biomass through smallholder farmers



BiocharLife

Our process

BiocharLife

      

| Training & Enablement | Verification Teams | 3rd Party Auditing | Credit Generation & Sales |

Smallholder farmers + biochar

= significant impact!



BiocharLife

Plant Village
Home
Observatory
Users & Profiles
Broadcast
Analytics
Content
Settings
Biochar Production Surveys
Layout 1
Layout 2
kenya
Feb 24, 2024 - Feb 26, 2024
Unsorted
To Verify
Verified
Rejected
User
Farm name
Location
Date
Quality type
CATHERINE... Edwin Simaka Kenya, Bungoma Feb 26, 2024, ... unsorted
CATHERINE... Edwin Simaka Kenya, Bungoma Feb 26, 2024, ... unsorted
Nancy Syo... Dennis Egesa Kenya, Busia Feb 26, 2024, ... unsorted
Brownwell ... John kurgat Kenya, Uasin G... Feb 24, 2024, ... confirmed
Brownwell ... John kurgat Kenya, Uasin G... Feb 24, 2024, ... rejected
Hila Itela Village Abode
Sifa Acres
Segero Primary Sc
Biochar feedstock item photo
Distance: 5.61 m.
Feb 26, 2024, 03:41 GMT-5
Photos of the process
Biochar production equipment code
Distance: 2.49 m.
Feb 26, 2024, 03:40 GMT-5
Biochar production active burn
Distance: 4.80 m.
Feb 26, 2024, 03:43 GMT-5
Biochar production finished burn
Distance: 4.74 m.
Feb 26, 2024, 07:27 GMT-5
Biochar produced
Biochar - Large Bag of 7 buckets 2
Biochar - Large Bag of 7 buckets
Filling: 100%
PlantVillage











A look at the team


Jason Highberger
CEO & Co-Founder


Mercy Awuor Ogembo
County Manager, Kenya


Sylvester G. Chiweza
County Manager, Malawi


Evelind Schecter
CFO & Co-Founder


Matt Rickard
COO


Aom Kwanpiromtara
Co-Founder, Global Head of Development & Compliance

BOARD & ADVISORS


James Greenberg
Chairman, Former Grameen Board


Dr. Dana Brown
Strategic Advisor, Education & Training Development


Sister Miriam
Strategic Advisor & Africa Liaison


Dr. Michael Shafer
Co-founder & Director Biochar & Science Methodologies


Dr. David Hughes
Director, Chief Scientist & Regenerative Agriculture Expert


Nelson Mattos
Director, Former Google & Grameen


BiocharLife

✓ **5x revenue growth: $150K to $800K in 12 months**

✓ **Removed >10,000t CO2: 6% of 2023's long-term global removals**

✓ **750+ smallholder farmers benefit from our program**

✓ **>60% of farmer teams are female, enhancing social equality**

✓ **Closed $150K investment from Ground Up Investing, Dec 2023 – Now on Wefunder**

Investment

Fundraising round to support our scale to a $10m+ operation:

Raising $500,000

$150,000 invested by Ground Up

USE OF FUNDS

- Grow the leadership team in Africa
- Expand working capital for biochar production capacity
- Increase marketing and business development activities
- Invest in Africa based biochar testing laboratories
- Strengthen technical & compliance team capability

OFFERING

REVENUE SHARE

200% RETURN ON CAPITAL INVESTED

BiocharLife

Messages from the field!

Thank You!

For more information or to arrange a call with one of our founding team, get in touch:
hello@biochar.life



Support us at wefunder!

Biochar.life

A US REGISTERED PUBLIC BENEFIT CORPORATION
FOUNDED BY WARM HEART WORLDWIDE, INC 501(c)(3).